February 3, 2006

Mr. Stephen G. Krikorian
Branch Chief - Accounting
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Smart Online, Inc; Form 8-K filed on November 21, 2005; Form 8-K/A filed on December 23, 2005; File No. 1-32634

Dear Mr. Krikorian:

We are in receipt of your letter to Michael Nouri, dated January 11, 2006. In response to your request for additional information, we hereby submit the following responses:

Form 8-K/A filed on December 23, 2005

1.	Please submit your correspondence dated December 23, 2005 on EDGAR as required by Rule 101 of Regulation S-T.

We have submitted our correspondence, dated December 23, 2005, on EDGAR as required by Rule 101 of Regulation S-T.
.
Form 10-Q/A for the Quarter Ended June 30, 2005

2.
We note that the warrants that are the subject of your restatement are classified as permanent equity. Please provide us with your analysis supporting the permanent equity classification of these warrants. Your response should include your consideration of paragraphs 12-32 of EITF 00-19. Describe how you considered any associated registration rights in determining your accounting for these instruments and whether you are subject to liquidating damages due to any registration rights including the obligation to maintain effectiveness of a registration statement. See also Section II.B of Current Accounting and Disclosure Issues in the Division of Corporation Finance, available on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf

Background. On or about November 1, 2003, Smart Online, Inc. (“Company”) entered into a Financial Advisory Services Agreement (“Agreement”) with Tryon Capital Securities, LLC (“TCS”) under the terms of which the Company was obligated to issue to TCS a warrant to purchase 350,000 shares of Common Stock of the Company in consideration for certain financial advisory services to be provided by TCS. TCS subsequently assigned its rights under the Agreement to an affiliate, Tryon Capital Ventures, LLC (“TCV”). On or about November 1, 2003, the Company issued to TCV a warrant that entitled TCV to purchase 350,000 shares of Common Stock of the Company (“Warrant”).

Mr. Stephen G. Krikorian
February 3, 2006 (page 2 )

Accounting Treatment. After consideration of the SEC’s pronouncement, entitled “Current Accounting and Disclosure Issues in the Division of Corporation Finance” and EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”), including paragraphs 12-32, the Company, in consultation with its independent auditor, BDO Seidman, LLP (“BDO”), classified Warrant as permanent equity in the Company’s originally filed Form 10-Q and in the amended Form 10-Q/A for the Quarter, ended June 30, 2005, based upon the analysis summarized herein.

Accounting Analysis. Section II.B. of the SEC’s pronouncement, entitled “Current Accounting and Disclosure Issues in the Division of Corporation Finance”, requires that the Warrant be evaluated under paragraphs 12-32 of EITF 00-19 if the Warrant was not within the scope of FASB Statement No. 150, entitled “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, nor within the scope of FASB Statement No. 133, entitled “Accounting for Derivative Instruments and Hedging Activities”. Accordingly, the Company, in consultation with BDO, considered the following factors in determining that the Warrant should be accounted for as permanent equity under EITF 00-19:

•
The Warrant did not include any provision that could require net-cash settlement. Warrant did include the following provision, “The Holder of this Warrant shall have the same registration rights as are granted to any investor in a Warrant Triggering financing.” Both the Company and the Warrant holder interpreted that clause to mean that if the Company registered the shares issued in the Warrant Triggering financing then the Company would register the shares underlying the Warrant. Subsequent to the issuance of Warrant, the Company entered into registration rights agreements that required the Company to register shares and to pay liquidated damages solely for a delay in filing the registration statement but not for failure to maintain the effectiveness of the registration statement. However, it was clear to the Company and to the holder of the Warrant that the liquidated damages provision was not applicable to the Warrant Holder. In fact, the Company did not pay any penalty, nor did the Warrant holder claim any penalty was due.

•
The Warrant permitted the company to settle the Warrant in unregistered shares, and the Company did not have a failed registration statement within six months prior to the Warrant’s classification assessment date which occurred in August of 2004. Furthermore, the Warrant provided that the fair value of unregistered shares would be determined by obtaining market quotations. In addition, the Warrant contained no settlement alternative that included a penalty that would have been avoided by the Company under other settlement alternatives.

Mr. Stephen G. Krikorian
February 3, 2006 (page 3 )

•
The Company had sufficient authorized and unissued shares available to settle the Warrant after considering all other commitments in existence at that time that may have required the issuance of stock during the maximum period the Warrant could remain outstanding.

•	The Warrant explicitly stated the number of shares the Company was obligated to deliver upon exercise of the Warrant by the Warrant holder.

•	The Warrant did not require net-cash settlement in the event that the Company did not make timely filings with the SEC.

•
The Warrant did not require cash payments to the Warrant holder if the shares initially delivered upon settlement were subsequently sold by the Warrant holder, and the sales proceeds were insufficient to provide the Warrant holder with full return of the amount due.

•
The Warrant did not require net-cash settlement in circumstances other than circumstances in which the holders of shares underlying the Warrant would also have received cash in exchange for their shares.

•	The Warrant did not contain provisions that indicate the Warrant holder had rights that rank higher than those of a shareholder of the stock underlying the contract.

•	The Warrant did not contain a requirement to post collateral at any point or for any reason.

After consideration of the factors described above, the Company, in consultation with BDO, believed that the Warrant was properly classified as permanent equity in the Company’s Form-Q and amended 10 Q/A for the Quarter, ended June 30, 2005.

We believe the foregoing information responds accurately and completely to all of the comments raised in your letter, dated January 11, 2006.

Very truly yours,

/s/ Scott Whitaker

Scott Whitaker
Chief Financial Officer

cc:    Ms. Tamara Tangen